Exhibit 99.1

Borr Drilling Limited – Changes to the Board of Directors

Borr Drilling Limited (the “Company”) (OSE and NYSE: “BORR”) today announced the retirement of Ms Georgina Sousa as a Director and Company Secretary.

The Board would like to thank Ms. Sousa for her great contribution to the Company, serving as Director and Company Secretary of the Company since February 2019 and in her career in numerous company secretary and director roles in the Shipping and Offshore industry.

The Board would also like to take the opportunity to welcome Ms. Mi Hong Yoon who has been appointed to the Board of the Company on March 1, 2022, and will succeed Ms. Sousa as Company Secretary. Ms. Yoon was employed by Digicel Bermuda as Chief Legal, Regulatory and Compliance Officer from March 2019 until February 2022 and served as Senior Legal Counsel of Telstra Corporation Limited’s global operations in Hong Kong and London from 2009 to 2019.  Ms. Yoon graduated from the University of New South Wales with a Bachelor of Law (LLB) and the LLM in International Economic Law from the Chinese University of Hong Kong.  Ms. Yoon is an Australian citizen and a resident of Bermuda.

Hamilton, Bermuda

March 2, 2022